Kitov Pharmaceuticals Holdings Ltd.

One Azrieli Center, Round Tower, 23rd Floor

32 Menachem Begin Road

Tel Aviv 6701101, Israel

+972-3-933-3121

December 12, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Josh Samples and Suzanne Hayes

Re:	Kitov Pharmaceuticals Holdings Ltd. Registration Statement on Form F-3 Filed December 12, 2016 File No. 333-215037 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kitov Pharmaceuticals Holdings Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on December 14, 2016, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

Kitov Pharmaceuticals Holdings Ltd.

By:	/s/ Isaac Israel
Name: Isaac Israel
Title: Chief Executive Officer